Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Partners of
Crosstex Energy, L.P.:
     We consent to the incorporation by reference in this registration statement on Form S-3 of Crosstex Energy, L.P. and subsidiaries of our reports dated February 26, 2010, with respect to the consolidated balance sheets of Crosstex Energy, L.P. as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in partners’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Crosstex Energy, L.P., and to the reference to our firm under the heading “Experts.”
KPMG LLP
Dallas, Texas
May 7, 2010